

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 27, 2008

via U.S. mail and facsimile

Mr. Nicolae Luca
Interim Chief Executive Officer
ERHC Energy Inc.
5444 Westheimer Road
Suite 1440
Houston, TX 77056

>   **Re: ERHC Energy Inc.**
>   **Form 10-K for Fiscal Year Ended September 30, 2007**
>   **Filed December 14, 2007**
>   **File No. 0-17325**

Dear Mr. Luca:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2007

1.   Please revise your filing to include all material information as of the date you filed your annual report. For example, we note your disclosure on your website that Addax and Sinopec announced that they have jointly secured a drillship and plan to begin explorations as early as the fourth quarter of 2008 in blocks 2 and 4. However, such disclosure was not included in your filing.

2.   We refer you to the amendments and rules adopted by the Commission in its Executive Compensation and Related Person disclosure rulemaking. Please

revise the disclosure in your filing and provide the disclosure required by Items 402, 404 and 407 of Regulation S-K. Please refer to Securities Act Release No. 8732A, the Executive Compensation and Related Person Q&A, the Compliance and Disclosure interpretations relating to the new rules, and the Staff Observations in the Review of Executive Compensation Disclosure that are available on our website, http://www.sec.gov.

3.   We note your disclosure regarding forward-looking statements on page 3. Because you are a penny stock issuer, you are not eligible to rely on the safe harbor provided in the Private Securities Litigation Reform Act of 1995. If you retain this section, please revise it to eliminate (1) references to Section 27A of the Securities Act of 1933, (2) references to Section 21E of the Securities Exchange Act of 1934, and (3) any suggestion that the statements to which you refer are "forward looking statements" within the meaning of federal securities law. We refer you to Exchange Act Section 21E in general and Section 21E(b)(1)(C) in particular.

Item 1. Business

4.   Please clarify in this section how you intend to generate income. We expect that such disclosure would include a description of your intended business operations, including whether you intend to explore and exploit oil and gas reserves, or whether you primarily intend to generate income by selling the participation interests. Similarly, please disclose in this section, if true, that presently your only operations are through your participation agreements with Sinopec and Addax.

5.   Please expand your discussion regarding each of the participation agreements that you have entered into. Such expanded disclosure should describe all material terms of each agreement.

6.   Please file as exhibits to your filing all material contracts, including, without limitation, the participation agreements described under the heading "Current Business Operations" beginning on page 5.

Item 1A. Risk Factors, page 8

The Company's Business Interests Are Located Outside of the United States, page 10

7.   Please clarify, if true, that the risk related to the "volatility" of foreign governments that control the geographic area of interest, could result in your inability to enforce the option agreement with the Democratic Republic of Sao

Tome and Principe and the administration agreement with the Nigeria-Sao Tome and Principe Joint Development Authority.

Item 2. Properties, page 12

8.   Please expand in this section your disclosure regarding your interest in Blocks 2, 3, 4, 5, 6 and 9. We expect that such disclosure would clarify the meaning of the term "working interest" as used in this section and would describe all material terms of the option agreement with the Democratic Republic of Sao Tome and Principe and the administration agreement with the Nigeria-Sao Tome and Principe Joint Development Authority, including, among other information, the terms under which such interests will expire or terminate. In addition, such disclosure should indicate whether you are obligated to expend funds to maintain these interests, and if so, how much you have expended to date.

9.   Please file the administration agreement as an exhibit to your amended filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 16

Liquidity and Capital Resources, page 18

10.   Please expand your disclosure to describe your working capital requirements for fiscal 2008. For example, we note your disclosure in the press release issued on July 9, 2007 regarding your consortium partners' plans to begin exploratory drilling operations in 2008. In addition, please discuss your liquidity in the context of such anticipated drilling operations and the potential costs and losses that could result from the legal proceedings disclosed in your annual report.

Item 9A. Controls and Procedures, page 51

Disclosure Controls and Procedures, page 51

11.   We note your disclosure that your "principal executive and principal financial officers have concluded that ERHC's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective as of September 30, 2007 to ensure that the information required to be disclosed by ERHC in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms." Revise to clarify, if true that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated

to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Signatures, page 60

12.   Please indicate who is signing on behalf of your principal financial officer. We may have further comments.

Exhibits 31.2 and 32.1

13.   Please ensure that the certifications reflect the exact language required by Item 601(b)(31) of Regulation S-K. For example, we note that the language that you have provided in paragraph 4, subsection (d) does not conform with paragraph 4, subsection (d) set forth in Item 601(b)(31).

Engineering Comment

Website

14.   We note your presentation of 14.4 billion barrels of oil as "recoverable reserves potential." Please modify this to explain your meaning for this term. Also please include language similar to the following:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms on this web site, such as "recoverable reserves potential," that the SEC's guidelines generally prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K. You may review our filings with the SEC at the following website:
        http://www.sec.gov/edgar/searchedgar/companysearch.html

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: L. Nicholson